FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                         For the month of November, 2006


                                 UNILEVER N.V.
                (Translation of registrant's name into English)

     WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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Exhibit 99 attached hereto is incorporated herein by reference.


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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                          UNILEVER N.V.

                                                         /S/ A. BURGMANS
                                                         By  A. BURGMANS
                                                             CHAIRMAN


                                                        /S/ J.A.A. VAN DER BIJL
                                                        By  J.A.A. VAN DER BIJL
                                                            SECRETARY

Date: 11/21/2006

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                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99 Notice to Euronext, Amsterdam dated 21 November 2006 RESHAPING EUROPEAN FOODS R&D


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Exhibit 99



                         UNILEVER RESHAPES ITS EUROPEAN
                          FOODS RESEARCH & DEVELOPMENT

                           ORGANISING FOR THE FUTURE

Unilever today announced plans to reshape its Foods R&D organisation in Europe in order to further enable differentiated innovation. Foods R&D Europe will be restructured to provide the focus and critical mass that can deliver innovations for both the European and global market.

The reorganisation is part of the One Unilever programme to increase leverage of its scale, improve its marketplace competitiveness, deliver functional excellence, and create a more competitive cost-structure allowing it to strengthen its focus on its consumers and customers.

Today's announcement follows an extensive Science & Technology Review led by Vindi Banga, President of Unilever's Foods Category. Vindi Banga said: "The review showed that we have great people and strong capabilities. However, it also showed that by organising ourselves so that we could leverage our scale and play to our strengths we could improve our market competitiveness. By getting the benefits of focus and synergies I am convinced that today's announcement will make a significant difference to our innovation delivery."

The new structure will see new product development concentrated in six Centres of Excellence across Europe. Each of these Centres of Excellence will establish a world-class technical capability that can be applied across the categories, for global, regional and local innovations. In addition, local adaptation and implementation of Foods innovations will be ensured through consolidated country and factory teams.

Vindi Banga said: "Unilever will implement these changes sensitively and professionally, with attention to all affected people. Unilever is committed to working closely with works councils and employees to minimise redundancies and to provide redundancy packages where needed, in line with local legislation and circumstances."

Implementation of the changes in Unilever's European Foods R&D organisation will commence in 2007 and be completed by the end of 2008.

November 21, 2006

Notes:

- The current European Foods R&D organisation employs 1,160 people in over 60 locations across Europe. As result of this reorganisation, Unilever will move to 29 Foods R&D locations in Europe. Unilever estimates that the reorganisation of Foods R&D Europe will result in a loss of approximately 240 jobs due to the change to a simpler, more focussed organisation. Unilever expects to relocate an additional 260 jobs to the consolidated Foods R&D centres across Europe.

- Unilever has informed its employees and European works council about these plans. The affected employees are being contacted to discuss personal impact and next steps.


About Unilever -

Unilever's mission is to add vitality to life. We meet everyday needs for nutrition, hygiene and personal care with brands that help people feel good, look good and get more out of life.

Unilever is one of the world's leading suppliers of fast moving consumer goods with strong local roots in more than 100 countries across the globe. Its portfolio includes some of the world's best known and most loved brands including twelve EUR1 billion brands and global leadership in many categories in which the company operates. The portfolio features brand icons such as: Knorr, Hellmann's, Flora, Bertolli, Dove, Lux, Pond's, Lynx, Sunsilk, Persil, Cif and Domestos.

Unilever has around 206,000 employees in approaching 100 countries and generated annual sales of EUR40 billion in 2005. For more information about Unilever and its brands, please visit www.unilever.com.

SAFE HARBOUR STATEMENT: This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends' or the negative of these terms and other similar expressions of future performance or results and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report & Accounts on Form 20-F. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.